SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                24 February 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: 24 February 2005                  By   Theresa Robinson
    ------------------                       ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

24 February 2005


Corus announces new EUR 800 million bank facility


Financing

Corus Group plc (`Corus') is today pleased to announce that it has signed a new EUR 800 million banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements.

Taking account of the new facility, together with the Group's existing bonds and debentures, total committed borrowing facilities available to the Group now amount to around EUR 2.7 billion.


Notes:

The principal terms of the new syndicated facility include:

     o The facility has two tranches (a EUR 700 million facility available to Corus and Corus Nederland BV, and a further EUR 100 million for Corus Nederland BV only).

     o The Corus facility will reduce by an amount up to EUR 100 million on 1st January 2008, less any prior reductions, and will not be required to be reduced below EUR 550 million.

     o Fixed security over shares in Corus Nederland BV and its UK holding companies and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the existing facility, the banks participating in the new facility will not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

     o    Covenants:

     o Group EBITDA/net interest cover and Nederland Group EBITDA/Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and, 4.5 times until the end of December 2008.

     o Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than (pound)2.5 billion until the end of 2006; (pound)2.75 billion until the end of 2007; and, (pound)3 billion until the end of 2008. Nederland Group consolidated net tangible worth shall not be less than EUR 2 billion.

     o Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.

     o Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 65% until the end of June 2005; 60% until the end of December 2007; and 55% until the end of December 2008. Nederland Group gearing shall not exceed 35% until the end of December 2008.

Corus Group plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with an annual turnover of (pound)8 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, packaging, mechanical engineering and other markets worldwide. Corus has 48,500 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

Contacts

Media Relations, Annanya Sarin, Tel +44 (0)20 7717 4532.

Investor Relations, Anthony Hamilton, tel +44(0)20 7717 4503 / Bernard Ronchi, tel +44 (0)20 7717 4501